 1-A/A LIVE 0001623541 XXXXXXXX 024-10698 false false false GREENMO INC. NV 2014 0001623541 3663 47-2139408 0 0 6930 CARROLL AVENUE SUITE 432 TAKOMA PARK MD 20912 3014528111 Neal Holtz Other 4.00 0.00 0.00 7891.00 7895.00 53403.00 0.00 53403.00 -45508.00 7895.00 0.00 3144.00 0.00 -3144.00 0.00 0.00 KLJ & Associates, LLP Common 200000000 n/a n/a 0 0 true true true Tier2 Audited Equity (common or preferred stock) N N N Y N N 25000000 200000000 2.0000 50000000.00 0.00 0.00 0.00 50000000.00 true false AL AK AZ AR CA CO CT DE DC FL GA HI ID IL IN IA KS KY LA ME MD MA MI MN MS MO MT NE NV NH NJ NM NY NC ND OH OK OR PA PR RI SC SD TN TX UT VT VA WA WV WI WY false GreenMo Inc. Common 6140000 0 15600 Section4(a)(2)